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jakub.maslikowski@linklaters.com

82-34866

SUPPL

Attn: Filing Desk
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

By Courier

April 20, 2005

SEC MAIL PROCESSING RECEIVED APR 21 2005 WASH. D.C. 213 SECTION

Your Ref	Malayan Banking Berhad
Our Ref	L-089862

To Whom It May Concern:

Maybank Press Statements

Enclosed within please find three (3) press statements for the Maybank Group. These documents should be filed in order to maintain updated information for their 12g3-2b exemption. Please note that the reference to their CIK number is 0001319023.

Kindly acknowledge safe receipt of the above referenced items by signing below and sending a copy via facsimile to my attention at 212-424-9100.

Should you have any questions, please feel free to contact me at (212) 632-9841.

Kind regards,

Jakub Maslikowski
Legal Assistant

PROCESSED
MAY 11 2005
THOMSON FINANCIAL

I hereby acknowledge safe receipt of the above referenced items this _____ day of April, 2005.

By:____________________
Name:

Enc.

//

Maybank

Press Statement 18 February 2005

Maybank Group posts 18.3% rise in interim pre-tax profit to RM1.77 billion

- Dividend of 42.5 sen per share declared

The Maybank Group today announced that its **pre-tax profit** for the half-year ended 31 December 2004 rose **18.3% to RM1.77 billion**, from RM1.5 billion in the previous corresponding period ended 31 December 2003.

Profit after tax for the Group increased by **14% to RM1.25 billion** from RM1.09 billion previously.

This performance translated into a gross return on equity (ROE) of 23.4% and a net ROE of 17.9% after adjusting for deferred tax assets.

In view of the strong performance, the Board of Directors has declared a dividend of 42.5 sen per share for the half year ended 31 December 2004 comprising a 25 sen less 28% income tax interim dividend, 10 sen less 28% income tax special dividend and a 7.5 sen special tax-exempt dividend. This would amount to a total payout of RM1.193 billion which is 95% of the profit after tax for the period.

Factors contributing to strong performance

In announcing the results today, the President and CEO of Maybank, Datuk Amirsham A Aziz, attributed the performance to the robust growth in **non-interest income and Islamic banking operations,** as well as an **expanded loan portfolio, lower provisioning and better operational efficiency.**

Malayan Banking Berhad (3813-K)
Menara Maybank, 100, Jalan Tun Perak, 50050 Kuala Lumpur, Malaysia.
Tel : 603-230 8833 Fax : 603-230 2611 Telex : MA 32837

He said that this was achieved despite a mixed business environment during the period under review which saw domestic production moderating, and manufacturing output slowing to a single digit from 15% growth in the Jan-June 2004 period.

Non-interest income during the half-year under review grew 47% arising from strong increases in forex profit, remittance commissions and cash management services as well as gains from trading in bonds and securities.

Islamic banking operations grew 38%, buoyed mainly by increases in home financing and investment income.

Datuk Amirsham also noted that improvement in pre-tax profit was boosted by a significant reduction of about 52% in loan loss and provisions during the second quarter (Oct-Dec 04) of the Group's financial year compared with the preceding quarter (July-Sep 04).

He added that the Group was able to maintain its net interest margin during the period at 2.84% despite the stiff competition in the lending business. Overall net interest income recorded an increase of 2.8% in the half-year as a result of higher loan volume.

The Group recorded an annualized **loan growth of 5.5%** during the period under review. Strong growth was recorded in the retail and SMI sectors. Housing loans grew by 11.3%, automobile financing by 17.7% and credit card receivables by 20.1% while loans to the SMI sector expanded by 10.4%.

The Group's asset quality continued to improve with the net non-performing loan (NPL) ratio as at December 2004 dropping to 5.79% from 5.97% in June 2004. The quantum of newly classified NPLs also recorded a decline, and was 18.4% lower than the same period in the previous financial year. The Group's reserve cover remained high, at 72.9 sen for every ringgit of NPL, against the industry level of only around 50 sen.

The Group's effort in enhancing its operational efficiency also continues to yield results. The cost-to-income ratio for the Group improved to 39.3% from over 40% during the previous corresponding period, making it one of the lowest in the industry.

The Group maintains a dominant market share in both conventional and Islamic business. It commands almost half (49.4%) of the share for Islamic trade financing, 43% of the Islamic home financing and 21% of Islamic automobile financing. In conventional banking, the Group has 20% of total loans in the banking sector and almost 25% of trade financing business.

Performance of Subsidiaries

Among the Group's major subsidiaries, the merchant banking arm Aseambankers; discount house, Mayban Discount; and the offshore unit Maybank International Labuan recorded significantly improved performances.

The pre-tax profit for Aseambankers increased by 24% to RM71 million owing to a 75% improvement in non-interest income as well as lower loan loss and provision. Pre-tax profit for Mayban Discount surged 87.8% to RM36.8 million. Both Aseambankers and Mayban Discount benefited from the improved market environment for bond trading in the period.

Maybank International Labuan's pre-tax profit grew by 50.1% to RM52.1 million, which was attributable to an increase in non-interest income mainly from syndicated loan fees and write-back of provisions, as well as growth in interest income and Islamic banking operations.

The insurance business turned in a mixed performance with the non-life business reporting a marginal increase of RM2.2 million to RM42.6 million while the life business registered a slight decline of RM0.7 million. The performance was impacted mainly by lower investment income.

The Group's Singapore operations recorded a higher operating profit of RM161.6 million compared to RM147.1 million previously. This was on the back of strong growth in interest and fee income which cumulatively grew at 13.65%. Loans by Singapore operations also posted strong growth of 12%.

Among the other significant achievements of the Group's overseas subsidiaries were those of Maybank Philippines and PT Maybank Indocorp in Indonesia. The former recorded a turnaround with a pre-tax profit of RM2.5 million from a loss of RM3.2 million previously, while the latter saw its pre-tax profit grow 19.4%

to RM8.5 million. The Group is optimistic that this growth will continue as both the subsidiaries have started to reap the benefit of investments that were emplaced to support their operations.

The performance of the Group's stock broking unit was, however, impacted by higher provisions during the period to cover for shortfalls in the value of securities held as collateral. Consequently, Mayban Securities recorded a loss of RM9.3 million for the period compared to a pre-tax profit of RM23.6 million previously.

The operation of Mayban Finance was integrated with that of Maybank effective 1 October 2004. This integration has enabled our customers to benefit from a wider range of products and services as well as more competitive pricing. In addition, the integration has enhanced the overall operational efficiency of the Group.

--- end ---

For further information, please contact:
Maybank Public Affairs
Tel: 603-20747783 / 20748478 / 20748654
(Prakash / Andrew / Adrian)

Maybank

Maybank Group

Corporate Performance

First Half Financial Year 2005

Summary of Group Performance

	1H05	1H04	Y-on-Y
	<--------- RM Billion	--------->	%
Operating Profit	2.17	1.82	19.5
Net Interest Income	2.11	2.05	2.8
Non-Interest Income	1.16	0.79	46.9
Islamic Banking Income	0.31	0.22	38.5
Overhead Expenses	1.40	1.25	12.6
Loan Loss & Provisions	0.40	0.32	25.3
Pre-Tax Profit	1.77	1.50	18.3
Taxation & Zakat	0.50	0.41	21.3
Net Profit	1.25	1.09	14.1

Summary of Group Performance (Cont'd)

	2Q05	1Q05	2Q04	Q-on-Q	Y-on-Y
	<---------	RM Billion	--------->	<--------- %	--------->
Operating Profit	**1.11**	**1.06**	**0.93**	**4.5**	**19.0**
Net Interest Income	**1.07**	**1.04**	**1.02**	**2.9**	**4.7**
Non-Interest Income	**0.62**	**0.54**	**0.42**	**16.0**	**47.6**
Islamic Banking Income	**0.15**	**0.16**	**0.11**	**-7.3**	**33.2**
Overhead Expenses	**0.73**	**0.67**	**0.62**	**8.2**	**17.4**
Loan Loss & Provisions	**0.12**	**0.27**	**0.13**	**-52.1**	**-3.6**
Pre-Tax Profit	**0.98**	**0.79**	**0.80**	**23.7**	**22.8**
Taxation & Zakat	**0.28**	**0.22**	**0.22**	**23.8**	**28.5**
Net Profit	**0.69**	**0.56**	**0.59**	**25.0**	**17.0**

Performance of Selected Subsidiaries



Mayban Securities
-9.3
23.6
Maybank Philippines Inc.
2.5
-3.2
MaybanLife
2.7
3.4
Mayban Unit Trust
7.3
10.1
Bank Maybank Indocorp
8.5
7.1
Mayban Discount
36.8
19.6
Mayban Assurance
42.6
40.4
Maybank International
52.1
34.7
Aseambankers
71.0
57.2
1H05
1H04
RM Million

Pre-Tax Profit by Business Group


Inv Bkng
4.9%
Insurance
2.4%
Others
1.4%
Bank
91.3%

Key Features of the Results

Gross Return on Average Equity



25
20
15
10
5
0
23.4
21.5
17.5
16.7
13.4
11.4
12.7
Maybank
Public
HL Cap
SBB
CAHB
RHB Cap
AMMB

Non-Interest Income

Fee Income Ratio



35
30
25
20
15
10
26.5
30.9
33.3
1H04
2H04
1H05

	% Increase
Foreign Exchange Profit	55.8
Payment Services	60.4
Remittance Commission	40.5
Credit Card Fees/ Commission	19.9
Fees from Cash Management	64.7
Trade Related Commission	18.3

Composition of Non-Interest Income



28.7%
19.3%
16.1%
15.7%
10.3%
4.9%
3.8%
1.2%
Fee
Comm
Sale Inv Sec
Forex
Insurance
Dividend
Others
Trading Profit



9.4%
10.0%
9.9%
F01/02
FY02/03
FY03/04

Gains on Disposal of Investment Securities

Net Interest Income and Margin



3.06%
Net Interest Margin
2.87%
2.84%
2.84%
RM 1.96 bil
RM 2.11 bil
Net Interest Income
Jul-Dec01
Jul-Dec02
Jul-Dec03
Jul-Dec04

Loans and Advances



5.5%
135
110
85
60
35
10
15.6
16.3
17.0
16.0
18.3
19.5
Jun 00
Jun 01
Jun 02
Jun 03
Jun 04
Dec-04
Domestic
Overseas

Maybank Domestic Operations
Loan by Customer Segments



%
60
50
40
30
20
10
0
34.7%
29.1%
20.5%
22.7%
44.8%
48.2%
Large Corp.
SMEs
Retail
Jun-03
Dec-03
Jun-04
Dec-04

Management of Liabilities

Mkt Share of Deposits (%)


32
27
22
17
12
7
2
14.5
29.6
22.8
Fixed
Savings
Demand

Deposit Mix: Domestic Operations


Fixed
52%
Savings
22%
Demand
26%

Asset Quality & Provisions: The Group



Loan Loss & Provisions
(RM mill)
316.4
377.5
197.9
319.4
133.3
183.2
128.5
268.2
1H02
1H03
1H04
1H05
First Qtr
Second Qtr



Reserve Cover
%
80
70
60
50
40
30
20
10
0
71.1
50.3
72.9
49.3
Maybank
Others
Banks and Fincos
Maybank
Others
Banking System



Group: NPL Volume and Ratio
RM Bill.
20
15
10
%
9.0
8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
7.7%
8.4%
7.2%
7.3%
6.2%
6.32
5.97
5.80
Jun 01
Dec 01
Jun 02
Dec 02
Jun 03
Dec 03
Jun-04
Dec-04

Management of Cost

Cost-to-Income Ratio: The Group



33.2
36.1
38.8
40.7
39.3
Jul- Dec00
Jul-Dec01
Jul-Dec02
Jul-Dec03
Jul-Dec 04

Cost-Income Ratio: Industry Comparison



%
0
10
20
30
40
50
60
Maybank
Public
HL Cap
SBB
CAHB
RHB Cap
AMMB

Capital Management

Capital Adequacy Ratio (%)


18
16
14
12
10
8
6
4
2
0
3.9
9.2
5.3
10.5
5.0
10.7
4.7
10.9
4.4
10.3
Jun 01
Jun 02
Jun 03
Jun 04
Dec 04
Tier I
Tier II

Dividend Payout
(% of current year distributable net profit)


120
100
80
60
40
20
0
%
30.8
21.7
108.2
82.0
FY00/01
FY01/02
FY02/03
FY03/04

MALAYAN BANKING BERHAD
(3813-K)
100, Jalan Tun Perak
50050 Kuala Lumpur

Unaudited Condensed Income Statement of The Group For the Second Quarter Of The Financial Year Ending June 30, 2005 (Six-Month Period Ended 31 December 2004)

	2nd Quarter Ended		Cumulative 6 months Ended	
	31 Dec 2004 RM'000	31 Dec 2003 RM'000	31 Dec 2004 RM'000	31 Dec 2003 RM'000
Interest income	1,930,884	1,815,086	3,803,235	3,622,694
Interest expense	(862,229)	(794,065)	(1,695,828)	(1,572,476)
Net interest income	1,068,655	1,021,021	2,107,407	2,050,218
Income from Islamic Banking Scheme operations:				
Gross operating income	204,422	139,858	385,005	279,809
Profit equalisation reserves	(56,118)	(28,525)	(76,690)	(57,220)
	148,304	111,333	308,315	222,589
	1,216,959	1,132,354	2,415,722	2,272,807
Non-interest income	621,230	420,748	1,156,920	787,775
Net income	1,838,189	1,553,102	3,572,642	3,060,582
Overhead expenses	(729,068)	(621,267)	(1,402,551)	(1,245,194)
Operating Profit	1,109,121	931,835	2,170,091	1,815,388
Loan loss and provision	(128,481)	(133,325)	(396,673)	(316,498)
	980,640	798,510	1,773,418	1,498,890
Share of profits in associated companies	499	378	922	645
Profit before taxation	981,139	798,888	1,774,340	1,499,535
Tax expense & zakat	(277,901)	(216,286)	(502,459)	(414,179)
Profit after taxation before Minority Interest	703,238	582,602	1,271,881	1,085,356
Minority Interest	(9,715)	10,093	(23,319)	8,560
Net profit for the year	693,523	592,695	1,248,562	1,093,916

(These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

Unaudited Condensed Income Statement of The Bank For the Second Quarter Of The Financial Year Ending June 30, 2005 (Six-Month Period Ended 31 December 2004)

	2nd Quarter Ended		Cumulative 6 months Ended	
	31 Dec 2004	31 Dec 2003	31 Dec 2004	31 Dec 2003
	RM'000	RM'000	RM'000	RM'000
Interest income	1,785,446	1,349,201	3,200,466	2,678,411
Interest expense	(782,370)	(606,080)	(1,418,304)	(1,192,094)
Net interest income	1,003,076	743,121	1,782,162	1,486,317
Income from Islamic Banking Scheme operations:				
Gross operating income	193,853	92,133	325,209	186,502
Profit equalisation reserves	(55,893)	(24,833)	(74,225)	(51,787)
	137,960	67,300	250,984	134,715
	1,141,036	810,421	2,033,146	1,621,032
Non-interest income:				
Dividend from subsidiaries	2,156,475	580,759	2,918,375	580,758
Other non-interest income	492,282	291,465	899,209	599,384
	2,648,757	872,224	3,817,584	1,180,142
Net income	3,789,793	1,682,645	5,850,730	2,801,174
Overhead expenses	(623,323)	(449,139)	(1,161,572)	(919,254)
Operating Profit	3,166,470	1,233,506	4,689,158	1,881,920
Loan loss and provision	(137,473)	(119,029)	(881,317)	(248,363)
Profit before taxation	3,028,997	1,114,477	3,807,841	1,633,557
Tax expense & zakat	(859,042)	(302,320)	(1,087,852)	(445,877)
Profit after taxation	2,169,955	812,157	2,719,989	1,187,680

(These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED CONDENSED BALANCE SHEETS OF MAYBANK AND THE GROUP AS AT 31 DECEMBER 2004

	GROUP		BANK	
	31 Dec 2004	**30 June 2004**	**31 Dec 2004**	**30 June 2004**
ASSETS	**RM'000**	**RM'000**	**RM'000**	**RM'000**
Cash and short-term funds	**30,562,373**	23,009,080	**23,963,839**	19,527,827
Deposits and placements with financial institutions	**1,061,421**	6,686,790	**2,800,942**	6,129,488
Securities purchased under resale agreements	**4,478,356**	733,631	**4,471,154**	722,892
Dealing securities	**148,728**	299,557	**176,840**	163,807
Investment securities	**26,778,933**	28,703,420	**21,023,778**	22,700,140
Loans and advances	**111,895,178**	109,070,491	**107,645,528**	86,718,412
Other assets	**1,966,573**	2,076,427	**807,056**	827,980
Statutory deposits with Central Banks	**3,935,996**	3,644,199	**3,786,529**	2,855,634
Investment in subsidiary companies	-	-	**1,941,400**	1,869,229
Investment in associated companies	**19,461**	18,907	**9,140**	9,740
Property, plant and equipment	**1,337,871**	1,382,822	**1,189,221**	1,036,638
Deferred tax assets	**1,220,771**	1,261,643	**1,168,336**	989,362
Life and Family Takaful fund assets	**2,969,233**	2,620,460	-	-
TOTAL ASSETS	**186,374,894**	179,507,427	**168,983,763**	143,551,149
LIABILITIES				
Deposits from customers	**125,892,606**	123,365,942	**113,959,413**	96,868,877
Deposits and placements of banks and other financial institutions	**16,486,056**	14,498,206	**15,288,642**	14,177,337
Obligations on securities sold under repurchase agreements	**10,404,827**	6,988,031	**10,033,253**	6,338,687
Bills and acceptances payable	**1,749,710**	3,319,429	**2,516,536**	5,746,147
Other liabilities	**2,953,053**	3,173,396	**2,803,711**	1,815,950
Recourse obligation on loans sold to Cagamas	**5,653,628**	6,532,046	**5,653,628**	2,711,118
Provision for taxation and zakat	**1,100,500**	932,330	**1,069,747**	790,000
Deferred tax liabilities	**11,546**	10,806	-	-
Subordinated obligations	**3,004,000**	3,004,000	**3,004,000**	3,004,000
Life and Family Takaful fund liabilities	**73,310**	101,491	-	-
Life and Family Takaful policy holders' funds	**2,895,923**	2,518,969	-	-
TOTAL LIABILITIES	**170,225,159**	164,444,646	**154,328,930**	131,452,116
SHAREHOLDERS' EQUITY				
Share capital	**3,648,371**	3,600,172	**3,648,371**	3,600,172
Reserves	**12,064,039**	11,023,264	**11,006,462**	8,498,861
	15,712,410	14,623,436	**14,654,833**	12,099,033
MINORITY INTEREST	**437,325**	439,345	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**186,374,894**	179,507,427	**168,983,763**	143,551,149
COMMITMENTS AND CONTINGENCIES	**108,197,799**	92,376,859	**105,793,704**	86,909,280
CAPITAL ADEQUACY				
Without deducting declared interim/paid final dividend				
Core Capital ratio	**10.26%**	10.89%	**9.11%**	11.54%
Risk-weighted capital	**14.63%**	15.62%	**12.64%**	14.74%
After deducting declared interim/paid final dividend				
Core Capital ratio	**9.34%**	10.37%	**8.10%**	10.86%
Risk-weighted capital	**13.71%**	15.10%	**11.64%**	14.07%
Net tangible assets per share	**RM4.31**	RM4.06	**RM4.02**	RM3.36

(These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

Unaudited Consolidated Statement Of Changes In Equity For The Second Quarter Of The Financial Year Ending 30 June 2005 (Six-Month Ended 31 December 2004)

GROUP	<----	----	Non-distributable	----	---->	Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Capital Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2004	3,600,172	500,566	4,274,198	15,250	38,188	6,195,062	14,623,436
Currency translation differences	-	-	-	-	40,338	-	40,338
Net accretion from increased interest in subsidiaries	-	-	-	-	-	2,945	2,945
Net gains not recognised in the income statement	-	-	-	-	40,338	2,945	43,283
Net profit for the period	-	-	-	-	-	1,248,562	1,248,562
Statutory reserves of a subsidiary no longer required upon merger, transferred to retained profits	-	-	(551,250)	-	-	551,250	-
Transfer to Statutory Reserves	-	-	238,053	-	-	(238,053)	-
Issue of ordinary shares pursuant to ESOS	48,199	397,363	-	-	-	-	445,562
Bonus issue	-	-	-	-	-	-	-
Dividends	-	-	-	-	-	(648,433)	(648,433)
At 31 December 2004	3,648,371	897,929	3,961,001	15,250	78,526	7,111,333	15,712,410
At 1 July 2003	3,589,465	444,672	3,746,207	15,250	42,082	5,647,557	13,485,233
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	-	15,673	-	15,673
Net profit for the period	-	-	-	-	-	1,093,916	1,093,916
Transfer to Statutory Reserve	-	-	298,000	-	-	(298,000)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,894	-	-	-	-	65,490
Bonus issue	1,111	-	-	-	-	(1,111)	-
Dividends	-	-	-	-	-	(440,662)	(440,662)
At 31 December 2003	3,600,172	500,566	4,044,207	15,250	57,755	6,001,700	14,219,650

(These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SECOND QUARTER OF FINANCIAL YEAR ENDING 30 JUNE 2005

BANK

	<---- Non-distributable			---->	Distributable	
	Share Capital RM'000	Share Premium RM'000	Statutory Reserve RM'000	Exchange Fluctuation Reserve RM'000	Retained Profits RM'000	Total RM'000
At 1 July 2004	3,600,172	500,566	3,636,325	79,936	4,282,034	12,099,033
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	38,682	-	38,682
Net profit for the year	-	-	-	-	2,719,989	2,719,989
Transfer to statutory reserve	-	-	234,046	-	(234,046)	-
Bonus issue	-	-	-	-	-	-
Issue of ordinary shares pursuant to ESOS	48,199	397,363	-	-	-	445,562
Dividends	-	-	-	-	(648,433)	(648,433)
At 31 December 2004	3,648,371	897,929	3,870,371	118,618	6,119,544	14,654,833
At 1 July 2003	3,589,465	444,672	3,113,225	66,987	4,062,078	11,276,427
Currency translation differences, representing net gain not recognised in the income statement	-	-	-	24,982	-	24,982
Net profit for the year	-	-	-	-	1,187,680	1,187,680
Transfer to statutory reserve	-	-	298,000	-	(298,000)	-
Bonus issue	1,111	-	-	-	(1,111)	-
Issue of ordinary shares pursuant to ESOS	9,596	55,894	-	-	-	65,490
Dividends	-	-	-	-	(440,662)	(440,662)
At 31 December 2003	3,600,172	500,566	3,411,225	91,969	4,509,985	12,113,917

(These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004)

MALAYAN BANKING BERHAD
(3813-K)

Unaudited Condensed Cash Flow Statements For The Second Quarter Of The Financial Year Ending 30 June 2005 (Six-Month Ended 31 December 2004)

	GROUP		BANK	
	31 DEC 2004	**31 DEC 2003**	**31 DEC 2004**	**31 DEC 2003**
	RM'000	**RM'000**	**RM'000**	**RM'000**
Profit before taxation	1,774,340	1,499,535	3,807,841	1,633,557
Adjustments for non-operating and non-cash items	438,132	653,908	(1,983,669)	(135,617)
Operating profit before working capital changes	2,212,472	2,153,443	1,824,172	1,497,940
Changes in working capital				
Changes in operating assets	(1,550,870)	2,944,123	(23,309,752)	722,138
Changes in operating liabilities	8,262,508	6,266,910	21,483,358	7,521,747
Tax expense and zakat paid	(292,302)	(296,095)	(987,079)	(408,973)
Net cash generated from/(used in) operations	8,631,808	11,068,381	(989,301)	9,332,852
Net cash (used in)/generated from investing activities	(30,443)	(91,152)	2,630,396	512,311
Net cash (used in)/generated from financing activities	(1,103,684)	(592,616)	2,739,639	7,539
	(1,134,127)	(683,768)	5,370,035	519,850
Net change in cash and cash equivalents	7,497,681	10,384,613	4,380,734	9,852,702
Cash and cash equivalents at beginning of the period	23,009,080	16,639,629	19,527,827	13,690,606
Foreign exchange differences on opening balances	55,612	82,228	55,278	83,495
Cash and cash equivalents at end of the period	30,562,373	27,106,470	23,963,839	23,626,803

(These interim financial statements should be read in conjunction with the statutory financial statements for the year ended 30 June 2004)

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

Part A – Explanatory Notes Pursuant to FRS 134 (formerly known as MASB 26)

A1. ACCOUNTING POLICIES AND COMPLIANCE WITH ACCOUNTING STANDARDS

The condensed interim financial statements for the 2nd quarter and 6 months ended 31 December 2004 have been prepared in accordance with Financial Reporting Standard (FRS) 134: Interim Financial Reporting (previously known as MASB 26) issued by the Malaysian Accounting Standards Board ("MASB") and Chapter 9, part K of the Listing Requirements of the Bursa Malaysia Securities Berhad. The condensed financial statements should be read in conjunction with the audited financial statements of the Group and the Bank for the year ended 30 June 2004.

The accounting policies and methods of computation applied in the condensed financial statements are consistent with those adopted in the previous audited annual financial statements. The following accounting standards, issued by the Malaysian Accounting Standards Board ("MASB") become effective during the current financial year:-

FRS 126	Accounting and Reporting by Retirement Benefit Plans (previously known as MASB 30)
FRS 120	Accounting for Government Grants and Disclosure of Government Assistance (previously known as MASB 31)
FRS 201	Properties Development Activities (previously know as MASB 32)

The adoption of these standards did not give rise to any adjustments to the opening balances of retained profits of prior years and the current period.

A2. AUDIT REPORT OF PRECEDING ANNUAL FINANCIAL STATEMENTS

The audit report on the financial statements for the financial year ended 30 June 2004 was not subject to any qualification.

A3. SEASONALITY AND CYCLICALITY OF OPERATIONS

The operations of the Group were not subject to material seasonal or cyclical effects.

A4. EXCEPTIONAL OR UNUSUAL ITEMS

There were no items of an exceptional or unusual nature that affects the assets, liabilities, equity, net income or cash flows of the Group.

A5. CHANGES IN ESTIMATES OF AMOUNTS REPORTED PREVIOUSLY

There were no changes to the estimates of amounts reported in prior financial years that may have a material effect in the current period.

A6. CHANGES IN DEBT AND EQUITY SECURITIES

The Bank's issued and fully paid up share capital increased from RM3,600,171,921 to RM3,648,371,321 as result of the issuance of 48,199,400 new ordinary shares of RM1 each to eligible persons who have exercised their options under the Maybank Group Employee Share Option Scheme (ESOS).

Other than those above, there was no cancellation, repurchase, resale or repayment of debt and equity securities during the quarter.

A7. DIVIDENDS PAID

A final dividend of 25% less 28% tax for the financial year ended 30 June 2004, amounting to RM648,432,634 was paid on 27 October 2004.

MALAYAN BANKING BERHAD
(3813-K)

A8 i. SEGMENT INFORMATION ON REVENUES, RESULTS, ASSETS AND LIABILITIES

BUSINESS SEGMENT

	Banking and Finance		Investment Banking		Insurance and Takaful		Others		Eliminations		Consolidated	
	31 Dec 2004	31 Dec 2003	**31 Dec 2004**	31 Dec 2003	**31 Dec 2004**	31 Dec 2003	**31 Dec 2004**	31 Dec 2003	**31 Dec 2004**	31 Dec 2003	**31 Dec 2004**	31 Dec 2003
REVENUE AND EXPENSES	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000
Revenue												
External revenue	**4,666,730**	4,305,691	**226,720**	166,838	**132,620**	138,346	**41,197**	29,288	**-**	-	**5,067,267**	4,640,163
Inter-segment revenue	**2,978,885**	679,221	**17,412**	43,445	**42,805**	(2,395)	**12,630**	5,958	**(3,051,732)**	(726,229)	**-**	-
Total revenue	**7,645,615**	4,984,912	**244,132**	210,283	**175,425**	135,951	**53,827**	35,246	**(3,051,732)**	(726,229)	**5,067,267**	4,640,163
Result												
Segment results	**5,127,653**	2,518,360	**97,148**	85,233	**79,013**	48,885	**25,124**	15,373	**(2,966,959)**	(620,425)	**2,361,979**	2,047,426
Finance costs	**(187,579)**	(228,331)	**(4,309)**	(3,707)	**-**	-	**-**	-	**-**	-	**(191,888)**	(232,038)
Operating profit	**4,940,074**	2,290,029	**92,839**	81,526	**79,013**	48,885	**25,124**	15,373	**(2,966,959)**	(620,425)	**2,170,091**	1,815,388
Loan loss and provision	**(397,696)**	(338,090)	**1,523**	20,603	**-**	989	**(500)**	-	**-**	-	**(396,673)**	(316,498)
Share of net profits of associates	**-**	-	**-**	33	**-**	-	**922**	612	**-**	-	**922**	645
Profit before taxation	**4,542,378**	1,951,939	**94,362**	102,162	**79,013**	49,874	**25,546**	15,985	**(2,966,959)**	(620,425)	**1,774,340**	1,499,535
Taxation & Zakat	**(1,283,004)**	(521,644)	**(28,456)**	(18,382)	**(14,511)**	(14,409)	**(4,651)**	(5,196)	**828,163**	145,452	**(502,459)**	(414,179)
Profit after taxation and zakat	**3,259,374**	1,430,295	**65,906**	83,780	**64,502**	35,465	**20,895**	10,789	**(2,138,796)**	(474,973)	**1,271,881**	1,085,356
Minority interest	**-**	-	**-**	-	**-**	-	**-**	-	**-**	-	**(23,319)**	8,560
Net profit for the year	**3,259,374**	1,430,295	**65,906**	83,780	**64,502**	35,465	**20,895**	10,789	**(2,138,796)**	(474,973)	**1,248,562**	1,093,916
	31 Dec 2004	30 June 2004	**31 Dec 2004**	30 June 2004	**31 Dec 2004**	30 June 2004	**31 Dec 2004**	30 June 2004	**31 Dec 2004**	30 June 2004	**31 Dec 2004**	30 June 2004
ASSETS AND LIABILITIES	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000
Segment assets	**179,536,360**	174,729,439	**10,855,126**	9,290,211	**4,593,360**	4,151,352	**342,428**	297,089	**(8,971,841)**	(8,979,571)	**186,355,433**	179,488,520
Investment in associates companies	**5,594**	5,564	**-**	-	**-**	-	**13,867**	13,343	**-**	-	**19,461**	18,907
Total assets	**179,541,954**	174,735,003	**10,855,126**	9,290,211	**4,593,360**	4,151,352	**356,295**	310,432	**(8,971,841)**	(8,979,571)	**186,374,894**	179,507,427
Total segment liabilities	**163,225,578**	159,435,496	**9,482,801**	7,954,472	**3,310,893**	2,970,054	**188,842**	160,359	**(5,982,955)**	(6,075,735)	**170,225,159**	164,444,646
	31 Dec 2004	31 Dec 2003	**31 Dec 2004**	31 Dec 2003	**31 Dec 2004**	31 Dec 2003	**31 Dec 2004**	31 Dec 2003	**31 Dec 2004**	31 Dec 2003	**31 Dec 2004**	31 Dec 2003
OTHER INFORMATION	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000
Capital expenditure	**72,972**	45,067	**3,372**	1,239	**304**	332	**2,585**	738	**-**	-	**79,233**	47,376
Depreciation	**74,928**	77,162	**2,968**	3,383	**4,025**	4,041	**750**	889	**-**	-	**82,671**	85,475
Non-cash expenses/(income) other than depreciation	**190,042**	290,429	**23,552**	(2,203)	**(5,579)**	(2,250)	**-**	3	**-**	-	**208,015**	285,979

GEOGRAPHICAL SEGMENT

	Revenue from external		*Capital expenditure*		*Segment assets*		*Profit Before Tax & Zakat*	
	31 Dec 2004	31 Dec 2003	**31 Dec 2004**	31 Dec 2003	**31 Dec 2004**	30 June 2004	**31 Dec 2004**	31 Dec 2003
	RM'000	RM'000	**RM'000**	RM'000	**RM'000**	RM'000	**RM'000**	RM'000
Malaysia	**7,388,474**	4,768,914	**50,718**	35,094	**166,817,701**	162,568,597	**4,595,856**	2,012,090
Singapore	**447,803**	361,430	**25,683**	11,267	**18,839,572**	17,579,299	**87,352**	101,095
Other locations	**282,722**	236,048	**2,832**	1,015	**9,689,462**	8,339,102	**58,091**	6,775
	8,118,999	5,366,392	**79,233**	47,376	**195,346,735**	188,486,998	**4,741,299**	2,119,960
Eliminations	**(3,051,732)**	(726,229)	**-**	-	**(8,971,841)**	(8,979,571)	**(2,966,959)**	(620,425)
Consolidated	**5,067,267**	4,640,163	**79,233**	47,376	**186,374,894**	179,507,427	**1,774,340**	1,499,535

A8ii. SEGMENT INFORMATION - LOANS, ADVANCES AND FINANCING ANALYSED BY ECONOMIC PURPOSES

	Group		Bank	
	31 Dec 2004 RM'000	30 June 2004 RM'000	31 Dec 2004 RM'000	30 June 2004 RM'000
Domestic Operations:				
Agriculture	**1,958,347**	2,295,383	**1,955,497**	2,263,791
Mining and quarrying	**171,044**	211,631	**165,536**	201,387
Manufacturing	**12,101,035**	12,986,979	**12,014,903**	12,659,240
Electricity, gas and water	**1,630,496**	1,770,947	**1,619,758**	1,751,147
Construction	**5,992,066**	6,213,481	**5,875,965**	5,437,549
Real estate	**1,607,723**	1,586,567	**1,552,078**	1,473,110
Purchase of landed property	**28,470,583**	27,944,798	**28,435,854**	22,408,076
(of which :- residential	**22,683,858**	21,922,395	**22,649,129**	17,581,817
Non-residential)	**6,277,810**	6,136,783	**6,277,810**	4,940,639
Less: Islamic Loans Sold to Cagamas	**(491,085)**	(114,380)	**(491,085)**	(114,380)
General commerce	**7,699,361**	6,696,875	**7,640,541**	6,150,848
Transport, storage and communication	**1,129,124**	1,443,847	**1,100,645**	1,345,754
Finance, insurance and business service	**10,657,509**	11,383,087	**11,060,607**	11,235,411
Purchase of securities	**6,735,988**	6,438,100	**6,706,443**	4,443,384
Purchase of transport vehicles	**10,273,015**	9,691,295	**10,270,597**	34,395
Purchase of transport vehicles	**10,585,210**	10,043,289	**10,582,792**	34,395
Less: Islamic Loans Sold to Cagamas	**(312,195)**	(351,994)	**(312,195)**	-
Consumption credit	**4,602,857**	4,161,734	**4,600,052**	3,465,493
Others	**3,396,358**	2,991,656	**3,312,362**	2,773,109
	96,425,506	95,816,380	**96,310,838**	75,642,694
Labuan Offshore	**4,231,962**	4,048,468	-	-
Total domestic operations	**100,657,468**	99,864,848	**96,310,838**	75,642,694
Overseas Operations				
Singapore	**15,955,466**	14,987,617	**15,955,466**	14,987,617
United States of America	**468,457**	407,307	**468,457**	407,307
United Kingdom	**265,693**	142,283	**265,693**	142,283
Hong Kong	**1,244,283**	1,330,594	**1,244,283**	1,330,594
Brunei	**279,633**	265,031	**279,633**	265,031
Vietnam	**295,218**	262,077	**295,218**	262,077
Cambodia	**66,796**	69,249	**66,796**	69,249
China	**482,942**	385,743	**482,942**	385,743
Papua New Guinea	**29,113**	29,535	-	-
Philippines	**398,578**	404,837	-	-
Indonesia	**56,088**	58,062	-	-
Grand total	**120,199,735**	118,207,183	**115,369,326**	93,492,595

A8iii. Non –Performing Loans

	Group		Bank	
	31 Dec 2004 RM'000	**30 June 2004 RM'000**	**31 Dec 2004 RM'000**	**30 June 2004 RM'000**
Gross balance at 1 July 2004/2003	**12,274,256**	13,037,159	**9,458,681**	9,799,074
Acquired upon merger with a subsidiary	**-**	-	**2,476,787**	-
Amount classified during the year	**3,432,725**	6,962,093	**2,624,817**	5,481,905
Recovered/regularised	**(2,743,205)**	(5,646,100)	**(2,248,893)**	(4,217,085)
Amount written off	**(1,647,346)**	(1,907,297)	**(1,517,138)**	(1,526,796)
Converted to investment securities	**(9,224)**	(220,440)	**(9,224)**	(135,379)
Exchange difference & expenses debited to customers' account	**82,271**	48,841	**81,939**	56,962
Gross balance at 31 Dec/30 June	**11,389,477**	12,274,256	**10,866,969**	9,458,681
Less: Specific provisions	**(3,062,405)**	(3,624,130)	**(2,909,191)**	(2,688,326)
Interest/income-in-suspense	**(1,596,303)**	(1,891,555)	**(1,567,315)**	(1,396,440)
Net balance	**6,730,769**	6,758,571	**6,390,463**	5,373,915
Gross loans, advances and financing	**120,199,735**	118,207,183	**115,369,326**	93,492,595
Islamic loans sold to Cagamas	**803,280**	466,374	**803,280**	114,380
	121,003,015	118,673,557	**116,172,606**	93,606,975
Less: Specific provisions	**(3,062,405)**	(3,624,130)	**(2,909,191)**	(2,688,326)
Interest/income-in-suspense	**(1,596,303)**	(1,891,555)	**(1,567,315)**	(1,396,440)
Net loans, advances and financing (including loans sold to Cagamas)	**116,344,307**	113,157,872	**111,696,100**	89,522,209
Total net non-performing loans (as % of total loans, advances and financing including Islamic Loans Sold to Cagamas, less Specific Provision and Interest-in-Suspense)	**5.79%**	5.97%	**5.72%**	6.00%

A8iv. Loan Loss Provision

Movements in the provision for bad and doubtful debts (and financing) and interest-in-suspense (income – in-suspense) accounts are as follows: -

	Group		Maybank	
	31 Dec 2004 RM'000	**30 June 2004 RM'000**	**31 Dec 2004 RM'000**	**30 June 2004 RM'000**
General Provision				
Balance at 1 July 2004/2003	**3,621,007**	3,474,440	**2,689,417**	2,590,235
Provision made during the year	**537,656**	179,835	**522,549**	84,768
Amount written back	**(549,049)**	(47,147)	**-**	-
Transfer from specific provision	**28,651**	11,428	**27,685**	11,801
Exchange differences	**7,584**	2,451	**7,641**	2,613
Balance at 31 Dec/30 June	**3,645,849**	3,621,007	**3,247,292**	2,689,417
As a percentage of total loans (including Islamic loans sold to Cagamas, less Specific provision and interest/income-in- suspense)	**3.13%**	3.20%	**2.91%**	3.00%
As a percentage of total risk-weighted assets, excluding deferred tax assets	**2.94%**	2.92%	**2.61%**	2.81%

A8iv. Loan Loss Provision (cont'd)

	Group		Maybank	
	31 Dec 2004 RM'000	**30 June 2004 RM'000**	**31 Dec 2004 RM'000**	**30 June 2004 RM'000**
Specific Provision				
Balance at 1 July 2004/2003	**3,624,130**	4,541,801	**2,688,326**	3,405,370
Acquired upon merger with a subsidiary	**-**	-	**772,431**	-
Provision made during the year	**921,956**	2,265,460	**726,031**	1,069,534
Amount written back in respect of recoveries	**(298,816)**	(1,586,062)	**(191,559)**	(491,056)
Amount written off	**(1,131,369)**	(1,379,029)	**(1,033,336)**	(1,085,909)
Transfer to general provision	**(28,651)**	(11,428)	**(27,685)**	(11,801)
Transfer to provision for diminution in Value of investments	**(8,971)**	(147,056)	**(8,971)**	(129,844)
Transfer to specific provision for Restructured/rescheduled loans/financing	**(35,841)**	(63,893)	**(35,841)**	(76,227)
Exchange differences	**19,967**	4,337	**19,795**	8,259
Balance at 31 Dec/30 June	**3,062,405**	3,624,130	**2,909,191**	2,688,326
Interest-in-suspense/income in suspense				
Balance at 1 July 2004/2003	**1,891,555**	1,892,670	**1,396,440**	1,433,206
Acquired upon merger with a subsidiary	**-**	-	**470,402**	-
Provision made during the year	**490,510**	1,094,638	**408,178**	800,800
Amount written back in respect of recoveries	**(275,725)**	(607,847)	**(229,741)**	(410,380)
Amount written off	**(517,005)**	(492,562)	**(484,730)**	(440,887)
Transfer to provision for diminution in value of investments	**(252)**	(14,882)	**(252)**	(5,535)
Transfer (to)/from interest/income-in-suspense for restructured/rescheduled loans and financing	**(2,776)**	14,851	**(2,776)**	14,851
Exchange differences	**9,996**	4,687	**9,794**	4,385
Balance at 31 Dec/30 June	**1,596,303**	1,891,555	**1,567,315**	1,396,440

A9. VALUATION OF PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

A10. MATERIAL EVENT SUBSEQUENT TO THE END OF THE INTERIM PERIOD

There were no material events subsequent to the end of the interim period that require disclosure or adjustments to the financial statements.

A11. CHANGES IN COMPOSITION OF THE GROUP

Mayban Takaful Berhad

Mayban Takaful Berhad, a wholly owned subsidiary company of Mayban Fortis Holdings Berhad (MFHB), increased its issued and paid up capital from RM35.0 million to RM100.0 million through an issued of 65.0 million new ordinary shares of RM1 each to MFHB. MFHB is a 70% owned subsidiary of the Bank.

A12. CHANGES IN CONTINGENT LIABILITIES SINCE THE LAST ANNUAL BALANCE SHEET DATE

GROUP	31 Dec 2004		30 June 2004		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	5,489	5,489	5,002	5,002	487	487
Transaction-related contingent items	5,890	2,945	6,148	3,074	(258)	(129)
Short-term self-liquidating trade related contingencies	8,529	1,706	9,175	1,835	(646)	(129)
Islamic housing loans and hire purchase sold to Cagamas Berhad	803	803	466	466	337	337
Obligations under underwriting Agreements	804	402	1,206	603	(402)	(201)
Irrevocable commitments to extend credit						
- maturity less than one year	37,873	-	31,753	-	6,120	-
- maturity exceeding one year	6,067	3,033	5,021	2,511	1,046	522
Foreign exchange related contracts	28,373	381	22,644	303	5,729	78
Interest rate related contracts	12,315	536	8,717	421	3,598	115
Miscellaneous	2,055	-	2,245	-	(190)	-
Total	108,198	15,295	92,377	14,215	15,821	1,080

BANK	31 Dec 2004		30 June 2004		Variance	
	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount	Principal Amount	Credit Equivalent Amount
	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil	RM' Mil
Direct credit substitutes	4,448	4,448	3,445	3,445	1,003	1,003
Transaction-related contingent items	5,882	2,941	6,140	3,070	(258)	(129)
Short-term self-liquidating trade related contingencies	8,512	1,702	9,158	1,832	(646)	(130)
Islamic housing loans and hire purchase sold to Cagamas Berhad	803	803	114	114	689	689
Obligations under underwriting Agreements	280	140	344	172	(64)	(32)
Irrevocable commitments to extend credit						
- maturity less than one year	37,689	-	30,817	-	6,872	-
- maturity exceeding one year	5,840	2,920	3,595	1,798	2,245	1,122
Foreign exchange related contracts	28,354	381	22,624	303	5,730	78
Interest rate related contracts	11,932	528	8,430	415	3,502	113
Miscellaneous	2,054	-	2,242	-	(188)	-
Total	105,794	13,863	86,909	11,149	18,885	2,714

Part B – Explanatory Notes Pursuant to Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad

B1. REVIEW OF PERFORMANCE

For the 6 months ended 31 December 2004, the Group registered an increase of 14.1% or RM154.6 million in profit after tax and minority interest over that of the corresponding period. The better performance was supported by higher non-interest income arising from transactional banking activities and higher income from Islamic banking operations.

B2. COMPARISON WITH THE PRECEDING QUARTER'S RESULTS

The Group registered a profit after tax and minority interest of RM693.5 million for the quarter just ended compared to RM555.0 million for the preceding quarter, an increase of RM138.5 million or 25.0%. The increase was due to higher non-interest income earned and higher recovery of bad and doubtful debts for the current quarter as compared to the preceding quarter.

B3. PROSPECTS

The business environment in the second half is expected to be challenging in view of expected slower economic growth and increase competition. However, due to our inherent strength and capabilities, the Group is confident of maintaining its current performance during the second half of the financial year.

B4. VARIANCE FROM PROFIT FORECAST AND PROFIT GUARANTEE

The Group neither made any profit forecast nor issued any profit guarantee.

B5. TAXATION AND ZAKAT

	Group 31 Dec 2004 RM'000
Malaysian income tax	518,786
Foreign income tax	35,879
Less: Relief on foreign income tax	(23,753)
	530,912
Share of tax in associated companies	375
Deferred tax	(24,848)
Tax expense	506,439
Zakat	(3,980)
Tax expense & zakat	502,459

The tax expense for the Group reflects an effective rate that approximates the statutory rate.

B6. PROFIT ON SALE OF UNQUOTED INVESTMENTS AND/OR PROPERTIES

The profits from the sale of unquoted investments of the Group amounted to RM113.1 million while profits from the sale of properties amounted to RM3.2 million.

B7. PURCHASE AND SALE OF QUOTED SECURITIES

Financial institutions are exempted from the disclosure requirements relating to securities that are quoted.

B8. STATUS OF CORPORATE PROPOSALS

Vesting of the Assets and Liabilities of Myfin Berhad (formerly known as Mayban Finance Berhad)

The assets and liabilities of Mayban Finance Berhad were vested over into Malayan Banking Berhad on 1 October 2004 via a Vesting Order dated 17 August 2004 issued by the High Court of Malaya. Consequently, Mayban Finance Berhad was renamed as Myfin Berhad with effect from 22 December 2004.

B9. DEPOSITS AND PLACEMENTS OF FINANCIAL INSTITUTIONS AND DEBT SECURITIES

Items	Group		Bank	
	31 Dec 2004 RM'000	30 June 2004 RM'000	31 Dec 2004 RM'000	30 June 2004 RM'000
Deposits from Customers				
Fixed deposits and negotiable instruments of deposits				
- One year or less	**76,448,262**	75,695,815	**64,557,070**	52,402,234
- More than one year	**1,636,950**	2,022,317	**1,438,843**	1,258,840
	78,085,212	77,718,132	**65,995,913**	53,661,074
Demand Deposits	**24,688,600**	23,472,718	**25,082,476**	22,850,926
Savings Deposit	**23,118,794**	22,175,092	**22,881,024**	20,356,877
	125,892,606	123,365,942	**113,959,413**	96,868,877
Deposits and Placements of Banks and Other Financial Institutions				
- One year or less	**13,095,636**	11,663,369	**11,898,222**	11,354,898
- More than one year	**3,390,420**	2,834,837	**3,390,420**	2,822,439
	16,486,056	14,498,206	**15,288,642**	14,177,337
Bonds and Notes (Unsecured)				
- More than one year	****3,004,000**	**3,004,000	****3,004,000**	**3,004,000

** Includes the Subordinated Note of USD630 million equivalent to RM2,394.0 million .

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER)

GROUP (RM 'Mill)

Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	7,589	2,298	2,614	1,728	673	275	-	-
- futures	-	-	-	-	-	-	-	-
- swaps	20,784	10,718	7,838	1,418	671	139	-	-
- options	-	-	-	-	-	-	-	-
Sub-total	28,373	13,016	10,452	3,146	1,344	414	-	-
Interest rate related contracts								
- forwards	1,886	-	1,887	-	-	-	-	-
- swaps	10,429	371	349	585	1,353	5,725	2,046	-
Total	40,688	13,387	12,688	3,731	2,697	6,139	2,046	-

BANK (RM 'Mill)

Items	Principal Amount	1mth/ less	>1-3 mths	>3-6 mths	>6-12 mths	>1-5 yrs	>5yrs	Margin R'qment
Foreign exchange related contracts								
- forwards	7,570	2,298	2,614	1,728	673	257	-	-
- futures	-	-	-	-	-	-	-	-
- swaps	20,784	10,718	7,838	1,418	671	139	-	-
- options	-	-	-	-	-	-	-	-
Sub-total	28,354	13,016	10,452	3,146	1,344	396	-	-
Interest rate related contracts								
- forwards	1,886	-	1,887	-	-	-	-	-
- swaps	10,046	278	349	585	1,353	5,469	2,012	-
Total	40,286	13,294	12,688	3,731	2,697	5,865	2,012	-

Market risk

Market risk is the potential change in value caused by movement in market rates or prices. The contractual amounts stated above provide only a measure of involvement in these types of transactions and do not represent the amount subject to market risk. Exposure to market risk transactions may be reduced through offsetting on and off-balance sheet positions.

Credit risk

Credit risk arises from the possibility that a counter–party may be unable to meet the terms of a contract in which the Group has a gain position. This amount will increase or decrease over the life of the contracts, maturity dates and rates or prices.

B10. OFF BALANCE SHEET FINANCIAL INSTRUMENTS BY VALUE OF CONTRACTS CLASSIFIED BY REMAINING PERIOD TO MATURITY/NEXT REPRICING DATE (WHICHEVER EARLIER) (CONT'D)

As at 31 December 2004, the amounts of market risk and credit risk are as follows:

	Group		Bank	
	31 Dec 2004 RM'000	30 Jun 2004 RM'000	31 Dec 2004 RM'000	30 Jun 2004 RM'000
Market Risk				
Amount of contracts which were not hedged and hence, exposed to market risk	**75,467**	76,182	**75,467**	76,182
Credit Risk				
Amount of credit risk, measured in terms of cost to replace the profitable contracts	**80,114**	52,643	**80,114**	52,643

Related accounting policies

Foreign exchange contracts are revalued at the prevailing market rates at the balance sheet date and the resultant gains or losses are recognised in the income statement.

In the case of interest rate swaps, the differential interest receipts and payments arising therefrom, are accrued whilst the notional principal amounts are recorded as off balance sheet items.

B11. MATERIAL LITIGATION

At the date of this report, there was no pending material litigation.

B12. DIVIDENDS DECLARED

The Directors have declared interim dividends in respect of the financial year ending 30 June 2005 as follows:

a) a dividend of 25.0 sen per share less 28% tax (Dec 2003: 10.0 sen per share less 28% tax);
b) a special dividend of 10.0 sen per share less 28% tax (Dec 2003: 25.0 sen less 28% tax); and
c) a special tax exempt dividend of 7.5 sen per share (Dec 2003: nil).

The total dividends declared for the current financial year to date amounted to 42.5 sen per share. The dividends will be paid on **31 March 2005** to shareholders registered in the books of Maybank on **18 March 2005**.

The Share Transfer Books and the Register of Members of the Company will be closed from **19 March 2005 to 20 March 2005** (both dates inclusive). Duly completed transfers received by the Share Registration, Corporate Services of Maybank, 14th Floor Menara Maybank, 100 Jalan Tun Perak, 50050 Kuala Lumpur by 5.00 p.m. on **18 March 2005** will be registered before the entitlements to the dividend are determined.

A Depositor shall qualify for entitlement to the dividends only in respect of:-

a) Shares deposited into the Depositors' Securities accounts before 12.30p.m. on **16 March 2005** (in respect of shares which are exempted from mandatory deposit).

b) Shares transferred to the Depositors' Securities accounts in respect of ordinary transfers before 4.00 p.m. on **18 March 2005**.

c) Shares bought on the Bursa Malaysia Securities Berhad on a cum entitlement basis according to the Rules of Bursa Malaysia Securities Berhad.

B13. EARNINGS PER SHARE ("EPS")

The basic EPS of the Group is calculated by dividing the net profit for the quarter and the six months by the weighted-average number of ordinary shares in issue during the quarter and the six months.

	Group 2nd Quarter Ended		Group Cumulative 6 months Ended	
	31 Dec 2004	**31 Dec 2003**	**31 Dec 2004**	**31 Dec 2003**
Net profit (RM'000)	**693,523**	592,695	**1,248,562**	1,093,916
Weighted average number of Ordinary shares in issue ('000)	**3,624,804**	3,600,172	**3,612,488**	3,600,172
Basic earnings per share (sen)	**19.13**	16.46	**34.56**	30.39

Diluted earnings per share ("Diluted EPS")

The diluted EPS of the Group is calculated by dividing the net profit for the quarter and the six months by the weighted-average number of ordinary shares in issue, which has been adjusted for the number of shares that could have been issued under the Maybank Group Employee Share Option Scheme.

In the diluted EPS calculation, it was assumed that the share options were exercised into ordinary shares. A calculation is done to determine the number of shares that could have been issued at fair value (determined as the average price of the Bank's shares during the quarter) based on the monetary value of the subscription rights attached to the outstanding share options. This calculation serves to determine the number of dilutive shares to be added to the weighted-average ordinary shares in issue for the purpose of computing the dilution. No adjustment was made to the net profit for the quarter.

	Group 2nd Quarter Ended		Group Cumulative 6 months Ended	
	31 Dec 2004	**31 Dec 2003**	**31 Dec 2004**	**31 Dec 2003**
Net profit (RM'000)	**693,523**	592,695	**1,248,562**	1,093,916
Weighted average number of ordinary shares in issue ('000)	**3,624,804**	3,600,172	**3,612,488**	3,600,172
Assumed exercise of share options ('000)	**40,549**	-	**33,779**	-
	3,665,353	3,600,172	**3,646,267**	3,600,172
Fully diluted earnings per share (sen)	**18.92**	16.46	**34.24**	30.39

By Order of the Board

Mahiram binti Husin
LS007885
Company Secretary
18 February 2005